UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 February 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

27th February 2015

RE-ISSUE OF TREASURY SHARES

CRH plc announces that today it transferred to the Trustees of an employee share participation scheme 42,328 Ordinary Shares at a price of €24.90 per Ordinary Share.

Following the above transaction, CRH plc holds 3,526,847 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 815,039,004.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340
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By:___/s/Maeve Carton___
M. Carton
Finance Director